

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via E-mail:
Mario Faraone
President
Virtual Sourcing, Inc.
1200 G St. NW, Suite 800
Washington, DC 21046

>   **Re: Virtual Sourcing, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed August 20, 2014**
>   **File No. 333-194254**

Dear Mr. Faraone:

We have reviewed the amendment to your registration statement and have the following comments.

<u>General</u>

1.   We note your response to comment three of our letter dated August 6, 2014. As you are not currently a reporting company, please clarify what legal requirement you are referring to in your response. Further, please explain why the information in these press releases does not constitute efforts reasonably calculated to arouse investor interest in your securities. Additionally, it does not appear that you meet the conditions in Rule 169 of Regulation C of the Securities Act of 1933. Consideration should be given to specifically addressing and supporting in the prospectus all claims and projections in the press releases as well as providing Risk Factor disclosure regarding potential for Section 5 violations. To the extent the financial and other information cannot be supported, you should so state in the prospectus.

2.   A search of Wyoming's Secretary of State website indicates the following:
*   the company providing your subsidiary Allied Recycling Corp (ARC) with barrels of Kruud Kleen, EYII LLC (EYII), was organized by the same individual, Norman Birmingham, as the company that you received your only purchase order from, FYA Field Services LLC (FYA);
*   EYII, FYA, and Gallant Acquisitions Corp. (which owns 20% of Allied Recycling Corp.) all have the same principal address listed in Rock Hill, South Carolina;
*   EYII and FYA were founded within two days of each other, on July 3, 2014 and July 1, 2014, respectively; and
*   Gallant Acquisitions Corp. is the registered agent for both EYII and FYA.

Additionally, we note that Mr. Birmingham was formerly the CEO and President of Virtual Sourcing, according to an interim report filed with the OTC on February 5, 2013. Given that your sole provider and purchaser of Kruud Kleen is the same person, it does not appear that Exhibits 10.8 or 10.9 are contracts with any economic value to your company.

In your next amendment, please do the following:
- describe why Mr. Birmingham was willing to pay you a higher price for a barrel of Kruud Kleen than he sold it to you for;
- Explain why EYII, FYA, and Gallant Acquisition Corp all have the same principal address;
- disclose Mr. Birmingham's current role at your company and detail his termination as CEO of Virtual Sourcing;
- tell us whether there are any other registration statements of companies for which Mr. Birmingham has acted as a promoter or had a controlling interest;
- detail how Exhibit 10.8 was reached only two days after EYII's formation, including how EYII was able to provide such a large quantity of barrels in such a short period of time after formation; and
- disclose that you have not actually sold any Kruud Kleen, nor do you have any current contractual arrangements to do so.

We may have additional comments upon our review of the amended registration statement.

3. We note that you issued 5,000,000 shares to Norman Birmingham on July 5, 2014. Please reflect this change in your offering, dilution, and recent sales of unregistered securities sections.

4. Rule 8-08(b) of Regulation S-X states that the financial information in an initial registration statement for a smaller reporting company may be up to 90 days after year-end if the issuer expects to report income before taxes in the current year and has reported income before taxes in at least one of the two previous years. We note that you have reported losses before taxes for the two years ended June 30, 2013 and the nine months ended March 31, 2014. As such, please update your financial statements and financial information throughout the filing in accordance with Rule 8-08(b) of Regulation S-X.

Shares Offered by the Company, page 24

5. Please clarify whether you will provide this prospectus to interested investors even if not first requested by these parties.

Description of Our Business, page 28

6.   Please describe your chemical distribution business in greater detail in this section. We
        note the following subsections of your business section have not been updated to reflect
        this new line of business:
        • Principal services and their markets,
        • Revenue Model and Distribution methods of the products or services,
        • Status of any publicly announced new product or service,
        • Sources and availability of raw materials and the names of principal suppliers,
        • Government and Industry Regulation, and
        • Government and Industry Regulation.

Management's Discussion and Analysis or Plan of Operation, page 35
Continuing Plan of Operation, page 38

7.   We note your disclosure that loans from existing shareholders will be used to infuse your
        chemical distribution business. Please describe any agreements or understandings you
        have with these existing shareholders. Additionally, if you are party to an oral contract
        that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K
        if it were written, you should provide a written description of the contract as an exhibit.
        For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance
        and Disclosure Interpretations which is available on the Commission's website.

Signatures

8.   Please note that this registration statement should be signed by your principal executive
        officer, principal financial officer, controller or principal accounting officer as well as the
        majority of the board of directors. Any person occupying more than one of these
        specified positions shall indicate each capacity in which he signs. Please refer to the
        instructions to the Signatures on Form S-1.

        You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Staff
Accountant, at 202-551-3723 if you have questions regarding comments on the financial
statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or
Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

                                            Sincerely,

                                            /s/ Craig Slivka, for

                                            Pamela Long
                                            Assistant Director

cc: Via E-mail
        Kenneth Bart
        Bart and Associates LLC